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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 3, 2009
POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce that at the extraordinary general meeting of the Company held on February 3, 2009 (the “EGM”), the proposed resolutions set out in the notice of EGM were duly passed by way of poll.

Reference is made to the Company’s circular dated January 16, 2009 (the “Circular”) in relation to the Non-Exempt Continuing Connected Transactions with Datang and refreshment of the Existing General Issue Mandate. Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company is pleased to announce that at the EGM, the proposed resolutions set out in the notice of EGM were duly passed by way of poll.

As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the EGM was 22,330,396,683 Shares. As set out in the Circular, Datang is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions, and the Directors (excluding the independent non-executive Directors) and chief executives of the Company and their respective Associates are required under the Listing Rules to abstain from voting in favour of the resolutions in relation to the refreshment of the Existing General Issue Mandate. The Company confirms that such persons have abstained from voting in favour of the relevant resolutions at the EGM. There were 80,719,500 Shares entitling the holders to attend and vote only against the resolutions in relation to the refreshment of the Existing General Issue Mandate. The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (approximate percentage)
		For	Against
1.	To refresh the Existing General Issue Mandate for the Company to allot	5,812,236,805	1,677,507,739
	issue, grant, distribute or otherwise deal with the additional Shares, not	(77.603%)	(22.397%)
	exceeding 20% of the Company’s issued share capital as at the date of
	passing this Resolution#
	As more than 50% of the votes were cast in favour of the resolution, the resolution was
	duly passed as an ordinary resolution.
2.	To approve, conditional on the passing of Resolution 1, the exercise by	6,656,464,455	770,976,939
	the Board of Directors of the powers referred to in Resolution 1 with	(89.620%)	(10.380%)
	respect to the amount of the Company’s share capital purchased by it, not
	exceeding 10% of the Company’s issued share capital as of June 2, 2008#
	As more than 50% of the votes were cast in favour of the resolution, the resolution was
	duly passed as an ordinary resolution.
3.	To approve the terms of the Strategic Cooperation Agreement (including	3,813,454,944	6,113,150
	the Proposed Cap)#	(99.840%)	(0.160%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was
	duly passed as an ordinary resolution

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the purposes of vote-taking at the EGM.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
February 3, 2009

# The full text of the Resolution is set out in the Notice of Extraordinary General Meeting.